Exhibit 99.1

NewAmsterdam Pharma Provides Corporate Update and Reports Second Quarter 2023 Financial Highlights

— Announced full data from ROSE2 Phase 2 clinical trial evaluating combination of obicetrapib and ezetimibe, which met the primary endpoint with 63.4% median reduction in LDL-C (p<0.0001) —

— Announced topline results from Phase 2b dose-finding trial evaluating obicetrapib in Japanese patients, which met the primary endpoint with 45.8% median reduction in LDL-C (p < 0.0001) in patients treated with 10mg obicetrapib monotherapy —

— Closed $182 million up-sized and oversubscribed secondary offering, expanding shareholder base with strong participation from new investors, existing shareholders, and insiders —

— Completed enrollment in BROADWAY Phase 3 clinical trial evaluating obicetrapib in patients with HeFH and/or established ASCVD, exceeding enrollment target —

— Topline data from Phase 3 BROOKLYN and BROADWAY trials on-track to be announced in 2H 2024—

Naarden, the Netherlands and Miami, USA; August 7, 2023 – NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS or “NewAmsterdam” or the “Company”), a clinical-stage biopharmaceutical company developing oral, non-statin medicines for patients at high risk of cardiovascular disease (“CVD”) with residual elevation of low-density lipoprotein cholesterol (“LDL-C” or “LDL”), for whom existing therapies are not sufficiently effective or well-tolerated, today provided a corporate update and announced financial highlights for the quarter ended June 30, 2023.

“The second quarter and recent months were marked by tremendous progress across our organization,” said Michael Davidson, M.D., Chief Executive Officer of NewAmsterdam. “In June, we announced full data from the ROSE2 Phase 2 clinical trial evaluating the combination of obicetrapib and ezetimibe, as well as topline results from the Phase 2b dose-finding trial evaluating obicetrapib in Japanese patients. Both studies met their primary endpoints, achieving statistically significant and clinically meaningful reductions in LDL-C, as well as improvements in additional lipid and lipoprotein parameters that we believe are predictive of cardiovascular disease risk. With these results in-hand, we have now completed five Phase 2 trials of obicetrapib as a monotherapy or combination agent, where we have consistently observed the benefit and a well-tolerated safety profile, and supporting our belief that obicetrapib could meaningfully change the care and treatment of hypercholesterolemia and other cardiometabolic diseases.”

Dr. Davidson continued, “Our attention is now focused on advancing our pivotal Phase 3 program, which includes the ongoing BROADWAY, BROOKLYN and PREVAIL trials. In July, we announced the over enrollment of BROADWAY, just months after we completed enrollment in BROOKLYN, reinforcing our belief in the robust demand for a convenient, oral therapy that can augment high-intensity statin therapy and enable many more patients to reach their risk-based LDL-C goals. We look forward to sharing topline data from BROADWAY and BROOKLYN in the second half of 2024, as we work to establish obicetrapib as a next-generation CETP inhibitor for some of the world’s most prevalent and debilitating diseases.”

Clinical Development Updates:

NewAmsterdam is developing obicetrapib, an oral, low-dose and once-daily cholesteryl ester transfer protein (“CETP”) inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease patients. The Company is currently conducting three pivotal Phase 3 clinical trials of obicetrapib: BROOKLYN, evaluating the effect of obicetrapib on LDL-C levels in patients with heterozygous familial hypercholesterolemia (“HeFH”) as an adjunct to maximally tolerated lipid-lowering therapy; BROADWAY, evaluating the effect of obicetrapib on top of maximally tolerated lipid-lowering therapy in patients with HeFH and/or established atherosclerotic cardiovascular disease (“ASCVD”); and PREVAIL, a cardiovascular outcomes trial (“CVOT”) in patients with a history of ASCVD with inadequately controlled LDL-C despite treatment with maximally tolerated lipid-modifying therapies.

•	In July 2023, NewAmsterdam announced the completion of enrollment in the pivotal Phase 3 BROADWAY trial. The study is expected to randomize over 2,500 patients, exceeding the 2,400 patient target.

•

At the National Lipid Association (“NLA”) Scientific Sessions in June 2023, NewAmsterdam presented full data from the Phase 2 ROSE2 trial evaluating obicetrapib in combination with ezetimibe as an adjunct to high intensity statin therapy. ROSE2 achieved its primary and secondary endpoints, with a 63.4% median reduction in LDL-C (p < 0.0001) observed in patients treated with 10 mg obicetrapib and 10 mg ezetimibe, as well as statistically significant improvements in apolipoprotein B (“Apo B”), non-HDL cholesterol (“non-HDL-C”) and total and small LDL particles. We also observed significant improvements in lipoprotein(a) (“Lp(a )”). In addition, the combination of obicetrapib and ezetimibe resulted in significantly more patients achieving LDL-C levels of less than 100, less than 70 and less than 55 mg/dL. The combination of obicetrapib and ezetimibe was observed to be well-tolerated, with a safety profile comparable to placebo. With these data in hand, NewAmsterdam has selected a formulation for a fixed-dose combination tablet and intends to advance the compound into a Phase 3 trial in the first quarter of 2024.

•

Also in June 2023, NewAmsterdam announced statistically significant and clinically meaningful topline results from the Phase 2b dose-finding trial evaluating obicetrapib as an adjunct to stable statin therapy in Japanese patients with dyslipidemia. The study achieved its primary endpoint, with a statistically significant 45.8% median reduction in LDL-C (p < 0.0001) in patients treated with 10mg obicetrapib. In addition, treatment with 10mg obicetrapib resulted in a 29.7% median reduction in Apo B and 37.0% median reduction in non-HDL-C (p < 0.0001). Based on these data, NewAmsterdam plans to leverage data from the BROOKLYN, BROADWAY and PREVAIL clinical trials, if supportive, to pursue regulatory approval in Japan.

Corporate Updates:

•

In June 2023, NewAmsterdam closed an upsized secondary offering of 15,787,695 of its ordinary shares, at a public offering price of $11.50 per share. The shares, which had a nominal value of €0.12 per share, were sold by certain of the Company’s existing shareholders. NewAmsterdam did not receive any proceeds from the offering or issue any shares. The upsized and oversubscribed offering attracted several new and existing investors.

Upcoming Potential Milestones:

NewAmsterdam currently expects to achieve the following upcoming milestones:

•	Announce topline data from the Phase 2a trial evaluating obicetrapib in ApoE4-carrying patients with early Alzheimer’s disease in the second half of 2023.

•	Initiate a Phase 3 clinical trial evaluating a fixed-dose combination tablet of obicetrapib and ezetimibe in the first quarter of 2024.

•	Complete enrollment in the Phase 3 PREVAIL trial for obicetrapib monotherapy in the first quarter of 2024 and announce topline data in 2026.

•	Announce topline data from Phase 3 BROOKLYN trial for obicetrapib monotherapy in the second half of 2024.

•	Announce topline data from the Phase 3 BROADWAY trial for obicetrapib monotherapy in the second half of 2024.

Financial Highlights:

•

Cash Position: As of June 30, 2023, NewAmsterdam recorded cash of €383.5 million, compared to €438.5 million as of December 31, 2022. The decrease reflects cash used to fund operating activities, partially offset by the receipt of a milestone payment from Menarini pursuant to its license agreement with the Company and the proceeds from exercise of warrants in the first half of 2023.

•

Revenue: Revenues were €9.6 million for the six months ended June 30, 2023, as compared to €93.5 million for the six months ended June 30, 2022. This decrease was primarily due to the recognition of revenues of the upfront payment by Menarini in June 2022.

•

Research and Development (“R&D”) Expenses: R&D expenses were €72.9 million for the six months ended June 30, 2023, as compared to €30.6 million for the six months ended June 30, 2022. This increase was primarily due to an increase in clinical expenses and manufacturing costs largely due to the enrollment and administration of three Phase 3 trials, as well as an increase in personnel costs driven by an increase in staff headcount as well as share-based compensation expenses.

•

Selling, General and Administrative (“G&A”) Expenses: SG&A expenses were €13.7 million for the six months ended June 30, 2023, as compared to €9.3 million for the six months ended June 30, 2022. This increase was primarily due to an increase in personnel expenses driven by an increase in staff headcount as well as share-based compensation expenses, finance and administration costs largely due to transaction costs in connection with the secondary offering described above, as well as an increase in the D&O insurance policy premium driven by an increase in D&O coverage and costs associated with being a U.S. listed public company.

•

Net loss: Net loss was €75.1 million for the six months ended June 30, 2023, or a net loss per basic and fully diluted share of €0.92, as compared to a net profit of €54.5 million or of €1.50 and €1.35 per basic and fully diluted share, respectively for the six months ended June 30, 2022.

Financial Guidance: Based on its current operating and development plans, NewAmsterdam believes that its existing cash will be sufficient to fund the Company’s operations through 2026, beyond the anticipated readout of its three ongoing Phase 3 trials, BROADWAY, BROOKLYN and PREVAIL.

About Obicetrapib

Obicetrapib is a novel, oral, low-dose CETP inhibitor that NewAmsterdam is developing to overcome the limitations of current LDL-lowering treatments. The Company believes that obicetrapib has the potential to be a once-daily oral CETP inhibitor for lowering LDL-C, if approved. In the Company’s Phase 2b ROSE trial, obicetrapib demonstrated a 51% lowering of LDL-C from baseline at a 10 mg dose level on top of high-intensity statins and, in the Company’s Phase 2 ROSE2 trial, the combination of a 10 mg dose of obicetrapib and a 10 mg dose of ezetimibe demonstrated a 63% lowering of LDL-C from baseline. In all five of the Company’s Phase 2 trials, ROSE2, TULIP, ROSE, OCEAN, and TA-8995-203, evaluating obicetrapib as monotherapy or combination therapy, the Company observed statistically significant LDL-lowering combined with a side effect profile similar to that of placebo, including no increase in blood pressure or muscle related side effects. Obicetrapib has demonstrated strong tolerability in more than 800 patients with elevated lipid levels (“dyslipidemia”) in NewAmsterdam’s clinical trials to date. The Company is conducting two Phase 3 pivotal trials, BROADWAY and BROOKLYN, to evaluate obicetrapib as a monotherapy used as an adjunct to maximally tolerated lipid-lowering therapies to provide additional LDL-lowering for high-risk CVD patients. The Company began enrolling patients in BROADWAY in January 2022 and in BROOKLYN in July 2022 and completed enrollment of BROOKLYN in April 2023 and BROADWAY in July 2023. The Company also commenced the Phase 3 PREVAIL CVOT in March 2022, which is designed to assess the potential of obicetrapib to reduce occurrences of MACE, including cardiovascular death, non-fatal myocardial infarction, non-fatal stroke and non-elective coronary revascularization.

About NewAmsterdam

Based in the Netherlands, NewAmsterdam (Nasdaq: NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where currently approved therapies have not been sufficiently successful or well tolerated. There exists a significant unmet need for a potent, cost-effective and convenient LDL-lowering therapy as an adjunct to statins, a class of lipid-lowering medications that are the current standard of care for high-risk CVD patients with high cholesterol. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease patients.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s business and strategic plans, cash runway, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the timing for enrolling patients, the timing and forums for announcing data and the achievement and timing of regulatory approvals. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the Company’s public filings with the U.S. Securities and Exchange Commission. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

Company Contact

Matthew Philippe

P: 1-917-882-7512

matthew.philippe@newamsterdampharma.com

Media Contact

Spectrum Science on behalf of NewAmsterdam

Jenn Gordon

P: 1-202-957-7795

jgordon@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1-212-362-1200

hannah.deresiewicz@sternir.com

NewAmsterdam Pharma Company N.V.

Condensed Consolidated Statements Of Profit Or Loss (Unaudited)

	For the six months ended June 30,
	2023	2022
(In thousands of Euro, except per share amounts)
Revenue	9,562	93,500

Research and development expenses	(72,873)	(30,588)
Selling, general and administrative expenses	(13,736)	(9,294)

Total operating expenses	(86,609)	(39,882)

Operating (loss) / profit	(77,047)	53,618

Finance income	5,176	10
Finance expense	(3)	(185)
Fair value change – earnout and warrants	(5,998)	—
Foreign exchange gains	2,770	1,070

(Loss) / profit before tax	(75,102)	54,513
Income tax expense	—	—

(Loss) / profit for the period	(75,102)	54,513
Earnings per share (in Euros)
Basic*	€(0.92)	€1.50
Diluted*	€(0.92)	€1.35

NewAmsterdam Pharma Company N.V.

Condensed Consolidated Statements Of Financial Position (Unaudited)

	As at
	June 30, 2023	December 31, 2022
(In thousands of Euro)
Assets
Non-current assets
Intangible assets	81,629	83,160
Property, plant and equipment	112	144
Long term prepaid expenses	93	146

Total non-current assets	81,834	83,450

Current assets
Prepayments and other receivables	5,769	9,611
Cash	383,495	438,522

Total current assets	389,264	448,133

Total assets	471,098	531,583

Equity and liabilities
Equity
Share capital	608,754	599,191
Other reserves	16,852	4,691
Translation differences	(8,879)	—
Accumulated loss	(194,463)	(119,361)

Total equity	422,264	484,521

Non-current liabilities
Deferred revenue	2,923	4,492
Lease liability	23	56
Derivative earnout liability	7,553	7,053

Total non-current liabilities	10,499	11,601

Current liabilities
Trade and other payables	20,854	18,503
Deferred revenue	9,690	13,008
Lease liability	64	62
Derivative warrant liabilities	7,727	3,888

Total current liabilities	38,335	35,461

Total equity and liabilities	471,098	531,583

NewAmsterdam Pharma Company N.V.

Condensed Consolidated Statements Of Cash Flows (Unaudited)

	For the six months ended June 30,
	2023	2022
(In thousands of Euro)
Operating activities:
Loss before tax	(75,102)	54,513
Non-cash adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	34	36
Finance income	(5,176)	(10)
Finance expense	—	5
Fair value change—derivative earnout and warrants	5,998	—
Foreign exchange gains	(2,770)	(1,070)
Share-based compensation	12,118	349
Changes in working capital:
Changes in trade receivables	—	(115,000)
Changes in prepayments and other receivables	3,686	(6,692)
Changes in trade and other payables	2,893	1,727
Changes in deferred revenue	(4,590)	21,500
Changes in non-current assets/liabilities
Changes in long-term prepaid expenses	51	—
Interest paid	(3)	—

Net cash provided by/(used in) operating activities	(62,861)	(44,642)

Investing activities:
Purchase of equipment	(4)	(2)
Interest received	5,176

Net cash provided by/(used in) investing activities	5,172	(2)

Financing activities:
Proceeds from issuing equity securities (Series A)	—	79,680
Proceeds from issuing equity securities (exercise of Warrants)	7,957	—
Proceeds from issuing equity securities (exercise of Company Options)	96	—
Payments of lease liabilities	(30)	(33)

Net cash provided by financing activities	8,023	79,647

Net change in cash	(49,666)	35,003
Foreign exchange differences	(5,361)	1,383
Cash at the beginning of the period	438,522	53,092

Cash at the end of the period	383,495	89,478